Exhibit 99.1

Caledonia Mining Corporation Plc

PCA Shareholding Notification

 (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

May 20, 2026: Caledonia Mining Corporation Plc ("Caledonia" or "the Company") announces that it received notification on May 18, 2026 that Fremiro Investments (Private) Limited (“Fremiro”), a person closely associated with Mr July Ndlovu, a non-executive director and the Chairman of Caledonia, sold depositary interests representing 20,000 common shares in the Company on May 18, 2026 at a price of £17.19 per share.

Following the sale by Fremiro, Mr Ndlovu now has a beneficial interest in 229,089 common shares in the Company.

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden	Tel: +44 207 397 1965
Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

1

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Fremiro Investments (Private) Limited
2	Reason for the notification
a)	Position/status	PCA of Mr July Ndlovu, Non-Executive Director and Chairman
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Sale of securities by Fremiro Investments (Private) Limited in which Mr Ndlovu is a shareholder
c)	Price(s) and volume(s)	Price(s) Volume(s) £17.19 20,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	May 18, 2026
f)	Place of the transaction	AIM of LSE

2